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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING

                                             Commission File Number: 333-51569

(Check One):  [X]  Form 10-K and Form 10-KSB   [_]  Form 10-Q and Form 10-QSB

              [_]  Form 20-F  [_]  Form 11-K   [_]  Form N-SAR

Form Period Ended:    December 31, 2000
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[_]   Transition Report on Form 10-K and 10-KSB  [_]   Transition Report on
                                                       Form 10-Q and 10-QSB
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any of the information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                        Paragon Corporate Holdings, Inc.
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                            Full Name of Registrant

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                           Former Name if Applicable

                              7400 Caldwell Avenue
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           Address of Principal Executive Office (Street and Number)

                             Niles, Illinois  60714
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the
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     fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

During the fiscal year ended December 31, 2000, the Company acquired Multigraphics, Inc. This acquisition and the attendant consolidation and restructuring of operations have resulted in significant staffing constraints, which, in turn, have resulted in the delayed closing of the year end financial records for some of the Company's operations. As a result of these factors, the Company has been unable to compile in a timely manner the information necessary for completing the audit of the Company's financial statements for the year ended December 31, 2000. Although the Company will be unable to complete the prescribed report within the prescribed time period without unreasonable effort or expense, the Company intends to file the prescribed report within the allowed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gregory T. Knipp             (847)                  779-2255
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     (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If the answer
     is no, identify report(s).  [X]   YES    [_]   NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

     [_]   YES    [X]   NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        PARAGON CORPORATE HOLDINGS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2001                         By:
                                                  /s/ Gregory T. Knipp
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                                                Chief Financial Officer